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04017222

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED APR 06 2004 WASH, D.C. 183 SECTION PROCESSING

SEC FILE NUMBER
8-52030

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pritchard Capital Partners, LLC

OFFICIAL USE ONLY
100480
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

328 North Columbia St.
(No. and Street)

Covington	LA	70433
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas W. Pritchard — 985-809-7000
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte, Sehrt, Romig & Hand
(Name- *if individual, state last, first, middle name)*

110 Veterans Blvd., Suite 200	Metairie	LA	70005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PRITCHARD CAPITAL PARTNERS, LLC
STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2003

OPERATING ACTIVITIES	
Net Income	$ 808,813
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation	30,716
Increase in Receivable from Customers and Employees	(116,532)
Increase in Compensating Balance Held at Clearing Organization	(242)
Decrease in Receivable from Brokers or Dealers	342,837
Increases in Securities Owned	(412,428)
Decrease in Other Assets	43,522
Increase in Accounts Payable	157,402
Increase in Securities Sold, Not Yet Purchased	425,106
Decrease in Accrued Expenses	(91,277)
Increase in Due to Members	55,681
Net Cash Provided by Operating Activities	1,243,598
INVESTING ACTIVITIES	
Purchases of Furniture and Equipment	(279,610)
Increase in Deposits	(110,310)
Net Cash Used In Investing Activities	(389,920)
FINANCING ACTIVITIES	
Proceeds from Long-Term Debt	160,851
Repayment of Long-Term Debt	(20,882)
Proceeds from Capital Contributions	17,873
Distributions to Members	(666,903)
Net Cash Used in Financing Activities	(509,061)
NET INCREASE IN CASH AND CASH EQUIVALENTS	344,617
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	435,281
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 779,898
SUPPLEMENTARY CASH FLOW INFORMATION:	
Cash Paid for Interest	$ 8,628

The accompanying notes are an integral part of these financial statements.

OATH OR AFFIRMATION

I, Byron Adams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pritchard Capital Partners, LLC as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Title

Notary Public
Id. 67793

Patricia Brooks Rodriguez
St. Tammany Parish, Louisiana
My commission is for life.

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*